UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 23, 2025

TUHURA BIOSCIENCES, INC.

(Exact name of Registrant as Specified in Its Charter)

Nevada	001-37823	99-0360497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10500 University Center Dr., Suite 110
Tampa, Florida 33612
(Address of Principal Executive Offices, including zip code)
Registrant’s Telephone Number, Including Area Code: (813) 875-6600

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	HURA	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

As previously disclosed, on December 11, 2024, TuHURA Biosciences, Inc. (“TuHURA”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among TuHURA, Kineta, Inc., a Delaware corporation (“Kineta”), Hura Merger Sub I, Inc., a Delaware corporation and a direct wholly-owned subsidiary of TuHURA (“Merger Sub I”), Hura Merger Sub II, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of TuHURA (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”), as amended on May 5, 2025 (the “Merger agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, among other things, Merger Sub I will merge with and into Kineta (the “First Merger”), with Kineta being the surviving corporation of the First Merger and known as the “Surviving Entity”; and immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will merge with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Mergers”).

Item 5.07 Submission of Matters to a Vote of Security Holders.

On June 23, 2025, TuHURA convened its 2025 Special Meeting in Lieu of an Annual Meeting of the Stockholders (the “Special Meeting”), at which TuHURA’s stockholders voted on the proposals set forth below, including proposals relating to the Merger Agreement. The proposals are described in detail in TuHURA’s definitive proxy statement/prospectus filed on Form S-4 with the Securities and Exchange Commission (the “SEC”), most recently amended on May 8, 2025 and declared effective May 14, 2025 (as amended, the “Proxy Statement”) and first mailed to TuHURA’s stockholders on May 23, 2025. The final voting results regarding each proposal are set forth below.

Present at the reconvened Special Meeting, in person or by proxy, were holders of 29,134,982 shares of TuHURA’s Common Stock, representing at least one-third of the voting power of the capital stock issued and outstanding and entitled to vote at the Special Meeting as of May 15, 2025 (the “Record Date”), which constituted a quorum for the transaction of business.

The voting results for each item of business voted upon at the Special Meeting were as follows:

Proposal No. 1: To amend the Articles of Incorporation, as amended, of TuHURA to increase the number of authorized shares of TuHURA Common Stock from 75 million shares to 200 million shares (the “Authorized Share Increased Proposal”).

Votes For	Votes Against	Abstentions	Broker Non-Votes
28,531,894	568,157	34,930	-

As a result, the Authorized Share Increase Proposal was approved by the requisite vote of TuHURA’s stockholders.

Proposals No. 2: To approve the reincorporation of TuHURA from Nevada to Delaware (the “Delaware Conversion Proposal”).

Votes For	Votes Against	Abstentions	Broker Non-Votes
23,703,577	73,058	8,289	5,350,058

As a result, the Delaware Conversion Proposal was approved by the requisite vote of TuHURA’s stockholders.

Proposal No. 3: To elect the six directors nominated to service until the 2026 annual meeting of the stockholders and until their successors have been duly elected and qualified, or until their earlier death, resignation or removal.

	Votes For	Abstentions	Broker Non-Votes
James Bianco, M.D.	21,629,699	2,155,225	5,350,058
James Manuso, Ph.D., MBA	21,730,343	2,054,581	5,350,058
Alan List, M.D.	21,678,666	2,106,258	5,350,058
George Ng	21,643,531	2,141,393	5,350,058
Robert E. Hoffman	21,730,746	2,054,178	5,350,058
Craig Tendler, M.D.	21,678,617	2,106,307	5,350,058

As a result, each of the six director nominees was elected by the requisite vote of TuHURA’s stockholders.

Proposal No. 4: To approve, on a non-binding advisory basis, the compensation for our named executive officers (the “Executive Compensation Proposal”).

Votes For	Votes Against	Abstentions	Broker Non-Votes
21,009,852	2,759,302	15,764	5,350,058

As a result, the Executive Compensation Proposal was approved by the requisite vote of TuHURA’s stockholders.

Proposal No. 5: To ratify the appointment of Cherry Bekaert LLP as TuHURA’s independent registered public accounting firm for fiscal year ending December 31, 2025 (the “Auditor Ratification Proposal”).

Votes For	Votes Against	Abstentions	Broker Non-Votes
28,867,309	247,821	19,851	-

As a result, the Auditor Ratification Proposal was approved by the requisite vote of TuHURA’s stockholders.

Following receipt of stockholder approval of the Authorized Share Increase Proposal, TuHURA and Kineta expect to consummate the Mergers as soon as possible, subject to the satisfaction or waiver of the remaining closing conditions under the Merger Agreement.

Item 7.01 Regulation FD Disclosure.

On June 23, 2025, TuHURA and Kineta issued a joint press release announcing the results of each company’s respective special meetings of the stockholders. A copy of the press release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1) is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No

99.1	Press Release, dated June 23, 2025

104	Cover Page Interactive Data File (embedded within the inline XBRL document)

Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the safe harbor provisions. Statements included herein are not historical facts are forward-looking statements, including statements about the beliefs and expectations of the management of TuHURA. In some cases, you can identify these statements by terminology such as “may,” “should,” “plans,” “believe,” “will,” “anticipate,” “estimate,” “expect,” “project,” or “intend,” including their opposites or similar phrases or expressions. TuHURA cautions investors that any forward-looking statements, including statements related to the Mergers, the anticipated completion and timing of the Mergers, the anticipated benefits of the Mergers, the anticipated impact of the Merger on TuHURA’s business and future financial and operating results, the expected amount and timing of synergies from the Mergers, the anticipated closing date for the Mergers and other aspects of TuHURA’s operations, development programs, or operating results, are only predictions and involve known and unknown risks and uncertainties, many of which are beyond TuHURA’s control, and could cause actual results to differ materially from those indicated in such forward-looking statements, which speak only as of the date of this Form 8-K. These factors, risks and uncertainties include, but are not limited to: the completion of the Mergers on anticipated terms and timing, anticipated tax treatment and unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, pricing trends, future prospects, credit ratings, business and management strategies which may adversely affect TuHURA’s business, financial condition, development programs, operating results and the price of its common stock. The foregoing list of risks, uncertainties and factors is not exhaustive. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the business of TuHURA described in the “Risk Factors” section of its Annual Report on Form 10-K, Quarterly Report on Form 10-Q and other documents filed TuHURA them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond TuHURA’s control, and are not guarantees of future results. Readers are cautioned not to put undue reliance on forward-looking statements, and TuHURA assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TUHURA BIOSCIENCES, INC.

Date:	June 23, 2025	By:	/s/ Dan Dearborn
Name: Dan Dearborn Title: Chief Financial Officer

TuHURA Biosciences, Inc. and Kineta, Inc. Stockholders Approve Proposed Merger and All Related Proposals

TAMPA, Fla., and Seattle, Wash., June 23, 2025 — TuHURA Biosciences, Inc. (NASDAQ:HURA) (“TuHURA” or the “Company”), a Phase 3 immune-oncology company developing novel technologies to overcome resistance to cancer immunotherapy, today announced with Kineta, Inc. (OTC Pink:KANT) (“Kineta”), a clinical-stage biotechnology company focused on the development of novel immunotherapies in oncology that address cancer immune resistance, that TuHURA stockholders approved all of the proposals set forth at the Company’s Special Meeting of Stockholders held today, June 23, 2025 (the “TuHURA Special Meeting”). The proposals included an increase of the Company’s authorized shares to 200 million shares and a proposal to reincorporate the Company in Delaware.

Additionally, Kineta stockholders approved the proposed merger (the “Merger”) with TuHURA at Kineta’s Special Meeting of Stockholders held today, June 23, 2025 (the “Kineta Special Meeting”). The parties anticipate that the Merger will close as soon as possible following the satisfaction or waiver of any remaining closing conditions.

The final voting results of the TuHURA Special Meeting and the Kineta Special Meeting will be reported in Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission.

About TuHURA Biosciences, Inc.

TuHURA Biosciences, Inc. (Nasdaq: HURA) is a Phase 3 immuno-oncology company developing novel technologies to overcome primary and acquired resistance to cancer immunotherapy, two of the most common reasons cancer immunotherapies fail to work or stop working in the majority of patients with cancer.

TuHURA’s lead innate immune agonist, IFx-2.0, is designed to overcome primary resistance to checkpoint inhibitors. TuHURA is preparing to initiate a single randomized placebo-controlled Phase 3 registration trial of IFx-2.0 administered as an adjunctive therapy to Keytruda® (pembrolizumab) compared to Keytruda® plus placebo in first-line treatment for advanced or metastatic Merkel Cell Carcinoma.

In addition to its innate immune agonist product candidates, TuHURA is leveraging its Delta Opioid Receptor technology to develop first-in-class, bi-specific antibody drug conjugates and antibody peptide conjugates targeting Myeloid Derived Suppressor Cells to inhibit their immune-suppressing effects on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors and cellular therapies.

For more information, please visit www.tuhurabio.com and connect with TuHURA on Facebook, X, and LinkedIn.

About Kineta

Kineta, Inc. (OTC Pink: KANT) is a clinical-stage biotechnology company with a mission to develop next-generation immunotherapies that transform patients’ lives. Kineta has leveraged its expertise in innate immunity and is focused on discovering and developing potentially differentiated immunotherapies that address the major challenges with current cancer therapy. Kineta’s immuno-oncology pipeline includes KVA12123, a novel VISTA blocking immunotherapy currently in a Phase 1/2 clinical trial in patients with advanced solid tumors, and a preclinical monoclonal antibody targeting CD27. For more information on Kineta, please visit www.kinetabio.com.

Through the combination of unique epitope binding and an optimized IgG1 Fc region, KVA12123 has demonstrated strong tumor growth inhibition as both a monotherapy and in combination with other checkpoint inhibitors in preclinical models. KVA12123 provides a novel approach to address immune suppression in the TME with a mechanism of action that is differentiated and complementary with T cell focused therapies. KVA12123 may be an effective immunotherapy for many types of cancer including non-small cell lung carcinoma (NSCLC), colorectal, renal cell carcinoma, head and neck, and ovarian cancer.

In February 2024, Kineta announced a significant corporate restructuring to substantially reduce expenses and preserve cash. The restructuring included a significant workforce reduction and the suspension of enrollment of new patients in its ongoing VISTA-101 Phase 1/2 clinical trial evaluating KVA12123 in patients with advanced solid tumors. At that time, Kineta also announced that it was exploring strategic alternatives to maximize stockholder value.

IMPORTANT ADDITIONAL INFORMATION REGARDING PROPOSED MERGER WITH KINETA

In connection with the Merger, TuHURA filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, dated February 7, 2025 (the “Registration Statement”), which was declared effective on May 14, 2025 and which contains a joint proxy statement of Kineta and TuHURA and a prospectus of TuHURA (the “Joint Proxy Statement/Prospectus”), and TuHURA and Kineta may file with the SEC other relevant documents regarding the Merger. Investors and securityholders of TuHURA and Kineta are urged to read the Joint Proxy Statement/Prospectus and such other materials carefully because they contain important information about TuHURA, Kineta and the Merger. This press release is not a substitute for the definitive Joint Proxy Statement/Prospectus or any other documents that TuHURA may file with the SEC or send to securityholders in connection with the Merger.

A definitive copy of the definitive Joint Proxy Statement/Prospectus was mailed to Kineta and TuHURA stockholders beginning May 23, 2025. Investors and stockholders may obtain free copies of the documents filed or that will be filed with the SEC by TuHURA through the website maintained by the SEC at www.sec.gov. The documents filed by TuHURA with the SEC may also be obtained free of charge at TuHURA’s website at www.tuhurabio.com or upon written request to: TuHURA, 10500 University Drive, Suite 110, Tampa, Florida 33612.

NO OFFER OR SOLICITIATION

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Merger and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy the securities of TuHURA or Kineta, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, (i) the risk that the conditions to the closing of the Merger are not satisfied; (ii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (iii) uncertainties as to the timing of the consummation of the Merger and the ability of each of TuHURA and Kineta to consummate the Merger; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Merger; (v) unexpected costs, charges or expenses resulting from the Merger; (vi) competitive responses to the Merger; (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; (viii) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (ix) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (x) risks associated with the possible failure to realize certain anticipated benefits of the Merger, including with respect to future financial and operating results; and (xi) other risks and uncertainties described in detail in TuHURA’s and Kineta’s respective registration statements, reports and other filings with the SEC, which are available on TuHURA’s and Kineta’s respective websites, and at www.sec.gov.

The forward-looking statements and other information contained in this press release are made as of the date hereof, and TuHURA and Kineta do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy any securities.

Investor Contact:

Monique Kosse
Gilmartin Group
Monique@GilmartinIR.com